General Binding Corporation
Subsidiaries of the Registrant

Exhibit No. 21

Note: Certain insignificant subsidiaries have been excluded from Exhibit No. 21 under Rule 1-02(w) of Regulation S-X. These excluded subsidiaries considered in the aggregate as a single subsidiary would not constitute a significant subsidiary.

The following listing represents subsidiaries of the registrant as of February 28, 2001:

Corporate Name	Incorporated In	Ownership
GBC Australia Pty. Ltd.	Australia	100% (2) (5)
GBC/Fordigraph Pty. Ltd.	Australia	100% (3)
GBC Handelsgesellschaft M.b.H.	Austria	100% (7)
GBC International Services S.P.R.L.	Belgium	100% (2)
GBC Canada, Inc.	Canada	100% (2)
VeloBind, Incorporated	Delaware	100%
GBC France S.A.S.	France	100% (2)
GBC Deutschland GmbH	Germany	100%
GBC Modi Ltd.	India	40% (12)
GBC International Finance Company	Ireland	100% (7)(9)
Printing Wire Supplies Limited	Ireland	100% (2)
General Binding Corporation Italia S.r.l.	Italy	100% (2) (4)
GBC Japan K.K.	Japan	100% (2)
Grupo GBC S.A. de C.V.	Mexico	100% (2) (13)
GBC Mexicana, S.A. de C.V.	Mexico	100% (10)
Compania Papelera Marmo S.V.	Mexico	100% (10)
PBB&R S.A. de C.V.	Mexico	100% (2) (13)
GBC Nederland B.V.	Netherlands	100% (2)
GBC India Holdings Corp	Nevada	100% (2)
GBC International, Inc.	Nevada	100%
GBC New Zealand Ltd.	New Zealand	100% (3)
GBC Polska Sp.z.o.o.	Poland	100% (2)
Ibico Portuguesa, Lda.	Portugal	100% (4)
GBC Asia Pte. Ltd.	Singapore	100% (2)
Ibico Holdings Singapore Pte. Ltd.	Singapore	100% (4)
Ibico Singapore Pte. Ltd.	Singapore	100% (6)
GMP Co., Ltd.	South Korea	20%
Hwa Seung GBC Co., Ltd.	South Korea	80%
General Binding Iberia S.A.	Spain	100% (4)
GBC Scandinavia AB	Sweden	100% (2)(4)
GBC Schweiz A.G.	Switzerland	100% (2)
Ibico GmbH	Switzerland	100% (2)(14)
Ibico Trading GmbH	Switzerland	100% (4)
GBC United Kingdom Holdings, Ltd.	United Kingdom	100% (2)
GBC United Kingdom Limited	United Kingdom	100% (1)

Ibico Limited ....….	United Kingdom	100% (5)
Neschen AG - GBC Venture LLC …………………………..	United States	50%

(1) Subsidiary of Ibico Limited
(2) Subsidiary of GBC International, Inc.
(3) Subsidiary of GBC Australia Pty. Ltd.
(4) Subsidiary of Ibico GmbH
(5) Subsidiary of GBC United Kingdom Holdings, Ltd.
(6) Subsidiary of Ibico Holdings Singapore Pte. Ltd.
(7) Subsidiary of GBC Nederland B.V. (Holland)
(8) Subsidiary of GBC Canada, Inc.
(9) Subsidiary of GBC Handelsgesellschaft M.b.h. (Austria)
(10) Subsidiary of Grupo GBC S.A. de C.V. (Mexico)
(12) Subsidiary of GBC India Holdings, Inc. (Nevada)
(13) Subsidiary of Velobind, Incorporated
(14) Subsidiary of GBC Schweiz A.G.